4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

March 12, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:

Susser Holdings Corporation, and co-registrants

Amendment No. 1 to Registration Statement on Form S-3

Filed December 15, 2009

File No. 333-162851 to -21

Correspondence Dated January 21, 2010 Regarding

Form 10-K for Year Ended December 28, 2008

Filed March 13, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 17, 2009

File No. 1-33084

Dear Mr. Owings:

We are in receipt of your letter dated March 10, 2010, containing comments on the above referenced filings. We will address each comment individually in the following paragraphs. For your convenience, we have reproduced the full text of each of the Staff’s comments above our responses below.

We have enclosed with the paper copy of this letter, supplemental materials requested by the staff of the Commission (the “Staff”) or responsive to the Staff’s comments. Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of this response.

Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information.

The Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

Susser Holdings Corporation

March 12, 2010

Please call the undersigned when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved. The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

Form 10-K for the Year Ended December 28, 2008

Business Combinations and Intangible Assets Including Goodwill, page 46

1.	We note your response to comment one of our letter dated February 3, 2010. We note that your current market capitalization is approximately $144 million as of the beginning of March 2010. Also, it was noted in your 2009 fourth quarter and full year earnings release that you remain cautious in your capital spending until you see signs of a sustained economy. However it appears that your goodwill impairment test is premised on a significant recovery in your business in fiscal 2010.

Please address the following:

•

You assume significant increases in your revenue estimates for 2010 as compared to actual fiscal 2009 results. Further, your stock has declined approximately 30% since your last goodwill impairment test, which could indicate market expectations of less than a robust recovery in fiscal 2010 than your assumptions suggest. Please advise us in detail regarding your basis for assuming a robust recovery in 2010 given the negative performance of your stock and your cautionary 2009 fourth quarter earnings release.

Response

We do not believe our goodwill impairment testing assumes a robust recovery in 2010. In fiscal 2009, approximately 75% of our revenue was for the sale of motor fuel. The revenue from motor fuel sales is impacted by the number of gallons sold and the retail price of motor fuel. Due to the commoditized nature of motor fuel, the retail price of motor fuel can increase or decrease from year to year and not significantly impact fuel margins because of the generally positive correlation between the retail price and cost of motor fuel. For example, during fiscal 2009, our average retail price for motor fuel was $2.23 and our average retail motor fuel margin was 14.6¢. However, during the fourth quarter of 2009, the average retail price for motor fuel was $2.47, while the average retail motor fuel margin was 11.9¢. These averages illustrate that a 10% increase in the retail price of motor fuel did not translate to a like increase in profitability. As we disclose in our periodic reports with the commission, our fuel margins over any annual period are much more heavily dependent on volatility in the cost of motor fuel during that period than on absolute pricing levels, and we believe our 2010 fuel margin assumptions in our discounted cash flow models are consistent with the longer term trends in fuel margins, which encompass periods of both economic recession as well as expansion. We are attaching an exhibit providing more detail on the assumptions surrounding the sales projections included in the discounted cash flow model for both the wholesale and retail segments. We believe that our assumptions for revenue and gross profit growth are reasonable and assume only modest economic recovery.

•

Your calculated control premium at fiscal year end of 2009 is significantly above your implied control premium, which was 49.8% as of the first day of the fourth quarter, as well as the average control premiums paid in 2009. Explain to us your basis that the control premium at year end fiscal 2009 is reasonable in light of the average premiums paid for 2009 acquisitions were 34.3%.

Susser Holdings Corporation

March 12, 2010

Response

The average control premium of 34.3% corresponds to situations in which the companies did not generally have a marketability discount impacting their market price, based on information obtained from the proxies that were filed by these companies. In our case, 55.4% of our stock is held by insiders and therefore not available in the public market; therefore a third party would not be able to acquire control in a market transaction. In addition, approximately another 29% of our publicly registered stock is held by five institutional investors. The average daily trading in our stock is less than 0.3% of our outstanding shares. We believe lack of market trading translates to a discounting on our stock price and explains the difference between the implied control premium at fiscal yearend 2009, the 49.8% premium for our stock and the 34.3% market average premium. The implied control premium at year end fiscal 2009 calculates to 99%, however we believe the decline in market price during the fourth quarter is temporary and therefore this amount does not present a true reflection of the implied control premium. We discuss in more detail why we believe the decrease is temporary in our responses to the questions that follow.

•

As noted, there has been a significant decline in the market value of your common stock. When a substantial decline occurs you should evaluate and examine the underlying reasons, and the length of time the market price has been depressed, to determine whether the depressed stock price is indicative of the existence of any of the events specified in ASC 350-20-35-30. You indicate in your response that you are unaware of any specific events or circumstances that would represent an indicator of impairment hence you did not perform an interim assessment. In this regard, it appears your stock value has been depressed since the end of the fourth quarter. Tell us whether you are aware of any other reason(s) for your stock price not recovering to levels consistent with reasonable control premiums.

Response

We did evaluate the decrease in our stock price in light of the requirements of ASC 350-20-35-30 at year end and can address the specific examples covered in this standard.

•

A significant adverse change in legal factors or in the business climate – We have no significant changes in any legal matters. The Texas economy remained relatively strong into 2009, while the rest of the country was in recession. Our markets finally began to experience the recession in mid-2009, and we especially saw the impact in the fourth quarter of 2009. We are now seeing signs of stabilization and improvement in some economic indicators in the first quarter of 2010. The assumptions we applied in the discounted cash flow model used in determining the fair value of our reporting units already took into account the current economic slowdown.

•	An adverse action or assessment by a regulator – We have no significant actions by any regulators which would impact our financial results.

•	Unanticipated competition – Our competitive climate has not changed significantly since the formulation of our valuation assumptions at the beginning of the fourth quarter of 2009.

•	A loss of key personnel – We have had no losses of key personnel since the annual evaluation.

•

A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of – We have no current plans for any significant sales or dispositions.

•

The testing for recoverability under the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 of a significant asset group within a reporting unit – No significant asset group has been determined to be impaired or is anticipated being disposed of.

Susser Holdings Corporation

March 12, 2010

•	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit – No goodwill impairments have been recorded in any subsidiaries.

These are discussed as examples in the guidance, and are not all inclusive; however, we are not aware of any other factors that would be an indicator of impairment.

In addition, we evaluated our discounted cash flow analysis in relation to our fourth quarter actual results and anticipated future results and believe that the assumptions used are still relevant and appropriate.

We can speculate that our recent stock price reflects the market’s concern about the recent entry of Texas to the recession, and the length of time before Texas will begin its recovery. Our motor fuel gross margins are volatile, particularly on a quarterly basis. After experiencing record fuel margins throughout 2008, our fourth quarter 2009 retail and wholesale fuel margins were below the respective five-year averages. Additionally, we just reported our first quarterly decline in same store merchandise sales in 17 quarters. However, we do not believe these trends are long-lasting, or that the decrease in our stock price during the fourth quarter is indicative of the long-term financial fundamentals currently reflected by our results. Likewise the estimates of results and target prices presented by the equity analysts that follow our company seem to be an indicator of their agreement. The average price target of the seven equity analysts that follow us and provide targets is currently $11.43. Five of nine equity analysts currently have “buy” or “outperform” opinions on our stock.

•

You indicate the adjusted EBITDA multiple used in the market valuation was calculated by applying a control premium to your market capitalization at September 28, 2009. Our calculations indicate you applied a 35% control premium to the comparable companies’ market capitalizations to arrive at your adjusted EBITDA multiple. Therefore, we are uncertain how you continue to support the reasonableness of your calculated control premium as of the last day of fiscal 2009 given your use of a 35% control premium in your enterprise valuation. Please explain.

Response

As we indicated in our response to the second bullet point above, we believe that the lack of marketability of our stock explains the difference between the 35% control premium applied to the comparable companies, all of which are widely traded, and our calculated control premium as of the beginning of the fourth quarter. In addition, as discussed above, we believe that the stock price as of the last day of fiscal 2009 represents a temporary decline and thus is not truly indicative of our fundamental value. We believe this statement is also supported by the equity analysts that follow us. We also believe the value calculated using the discounted cash flow and market comparables analysis continues to result in a proper and reasonable value for our company as a whole, despite the decrease in stock price during the fourth quarter. As a point of reference, however, we performed a sensitivity analysis on our calculated value and determined that if our calculated fair value were reduced to an amount that equaled our carrying value, and this calculated fair value was then compared to the market price of our stock on the last day of fiscal 2009, a 37% calculated control premium would exist.

Susser Holdings Corporation

March 12, 2010

•

Refer to the final paragraph of your last response. Please discuss in your next filing why you concluded that your depressed market capitalization was not indicative that an impairment indicator had occurred. Further tell us, and clarify in the proposed disclosures, why you believe the decrease in your common stock market price is temporary. Please also provide cautionary disclosure as to the impact on your impairment assessment if the temporary decline does not substantially reverse by the next annual impairment test date.

Response

We are adding a Risk Factor under Item 1A of our 2009 Form 10-K that reads as follows:

“If future characteristics indicate that goodwill or indefinite lived tangible assets are impaired, there could be a requirement to write down amounts of goodwill and indefinite lived intangible assets and record impairment charges.

Goodwill and indefinite lived intangible assets are initially recorded at fair value and are not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators are present. In assessing the recoverability of goodwill and indefinite lived intangible assets, we made estimates and assumptions about sales, operating margin, growth rates, consumer spending levels, general economic conditions and the market prices for our common stock. There are inherent uncertainties related to these factors and management’s judgment in applying these factors. We could be required to evaluate the recoverability of goodwill and indefinite lived intangible assets prior to the annual assessment if we experience, among others, disruptions to the business, unexpected significant declines in our operating results, divestiture of a significant component of our business changes in operating strategy or sustained market capitalization declines. These types of events and the resulting analyses could result in goodwill and indefinite lived intangible asset impairment charges in the future. Impairment charges could substantially affect our financial results in the periods of such charges. In addition, impairment charges could negatively impact our financial ratios and could limit our ability to obtain financing on favorable terms, or at all, in the future.”

In addition, we will modify the last paragraph in our goodwill discussion under Application of Critical Accounting Policies in our MD&A as follows:

“Subsequent to the date of our annual impairment test, we experienced a decline in our market capitalization. We evaluated this change in circumstance pursuant to the requirements of ASC 350-20-35-30 to determine if an impairment indicator had occurred in between our annual testing dates. Furthermore, we are unaware of any specific events or changes in circumstances precipitating the decline in market capitalization that would represent an indicator of impairment. Although we believe that an indicator of impairment has not occurred subsequent to our annual evaluation, we reviewed the assumptions used in our discounted cash flow analysis and believe these assumptions to still be relevant and indicative of our current operating environment. In addition, the Company believes that this decrease in market price is temporary and therefore does not consider the decline to be a significant factor in the determination of the fair value of the Company for purposes of the goodwill impairment test. If the decline in stock price persists, however, we may need to perform additional interim testing to assess whether an impairment of goodwill may exist. In order to evaluate the sensitivity of our market capitalization relative to our computed fair value, we calculated the amount of control premium that would be present if the calculated fair value were equal to the carrying value of the reporting units, and this calculated value was then compared to the market price of our stock on the last day of fiscal 2009. Based on this calculation, the hypothetical calculated control premium would be 37%.”

Susser Holdings Corporation

March 12, 2010

Please let us know if you have additional questions or if you require further clarification of our responses above. I can be reached at (361) 693-3743 or msullivan@susser.com.

Sincerely,

/s/ Mary E. Sullivan
Mary E. Sullivan
Executive Vice President and Chief Financial Officer
Susser Holdings Corporation

cc:	Mr. Sam L. Susser, Chief Executive Officer
Ms. Lisa Friel, Ernst & Young LLP
Mr. Rod Miller, Weil, Gotshal & Manges LLP